September 26, 2007

Mail Stop 4563

By U.S. Mail and facsimile to (662)680-2006

Aubrey B. Patterson
Chief Executive Officer
BancorpSouth, Inc.
One Mississippi Plaza
201 South Spring Street
Tupelo, Mississippi 38804

> **Re: BancorpSouth, Inc.**
> **Definitive 14A**
> **Filed April 25, 2007**
> **File No. 01-12991**

Dear Mr. Patterson:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Executive Compensation and Stock Incentive Committee, page 9

1. Please describe the functions and activities performed by Watson Wyatt including

the nature and scope of the consultant's assignment and any instructions given by the Committee to the consultant. Refer to Item 407(e)(3)(iii) of Regulation S-K.

Director Independence

2. Please discuss any transactions between the named directors and BancorpSouth and its affiliates and subsidiaries that you considered in making your independence determination. Please see Item 407(a)(1) and (3) and Instruction 3 to Item 407(a) of Regulation S-K.

Compensation Discussion and Analysis, page 13

Compensation Process, page 15

3. Please disclose Committee's analysis of the information contained in the total compensation profiles to explain how the evaluation of this information impacted the Committee's determination of specific awards for the fiscal year or modifications to the manner in which you implement your compensation program.

4. Please clarify the nature of your benchmarking activities. If you have benchmarked different elements of your compensation against a subset of the peer group or a different group of comparator companies, please identify the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K. Also, please discuss how your internal review of these companies' compensation programs impacted the awards you made during 2006.

5. Please analyze and disclose how BancorpSouth applied its compensation philosophy and the objectives of the compensation program in making compensation awards during the reported period. Provide a more detailed analysis of how you arrived at and why you paid each of the particular levels and forms of compensation for 2006. For example, disclose how you determined the amounts you awarded under the annual incentive compensation program. Describe the specific levels of achievement of each named executive officer relative to the targets as well as any additional information pertaining to each individual's performance that the Committee considered in determining specific payout levels for 2006. Consider providing a specific example of how the methodology you use to award this form of compensation works in practice. Similarly, analyze of how you determined the amount and number of long-term equity incentives. Also, provide a quantitative and qualitative analyses of the factors the Committee considered in making specific compensation awards and provide additional insight into the reasons why the Committee believes that the amounts you paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions. See Item

402(b)(1)(v) of Regulation S-K.

6. To the extent you made awards under the Home Office Incentive Program, please disclose in your Compensation Discussion and Analysis the factors you considered in granting specific awards under this program. For example, please disclose any specific acts of discretion exercised by the Committee. Also, please clarify whether awards made under Home Office Incentive Program impact or are impacted by awards made under the Executive Performance Incentive Program. Please refer to Item 402(b)(1)(iii) and (v) and Item 402(b)(2)(vi) of Regulation S-K.

7. Please address material differences in compensation policies with respect to individual named executive officers. Please refer to Section II.B.1 of Commission Release No. 33-8732A. For example, please disclose the material differences in the compensation of Mr. Patterson under the non-equity incentive plan and the option award made on November 1, 2006 as compared to that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, please discuss this on an individualized basis.

Employment Contracts and Change in Control Arrangements, page 20

9. Please describe and explain how BancorpSouth determined that the payment and benefit levels under the various employment agreements and change of control arrangements were appropriate. Also, discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K.

8. Please describe how the Committee determined that the single trigger feature of the Stock Bonus Agreement with Mr. Patterson was consistent with your compensation program. Please refer to Item 402(b)(1)(vi) and Item 402(b)(2)(xv) of Regulation S-K.

Nonqualified Deferred Compensation, page 31

9. Please discuss the investment options, vesting provisions, compounding provisions and payout options available under this program. Please refer to Item 402(i)(3) of Regulation S-K.

Potential Payments Upon Termination or Change in Control, page 31

  10. Please, explain the impact of the various termination events upon the vesting of equity compensation. Please refer to Item 402(j)(1 and 2) of Regulation S-K.

Director Compensation, page 38

  11. Disclose all assumptions made in the valuation of awards in the stock and option awards columns of the table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management's discussion and analysis. See Instruction to Regulation S-K Item 402(k), which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).

Certain Relationships and Related Transactions, page 42

  12. Please provide the full disclosure required by Item 404(b) relating to the review, approval, or ratification of transactions with related persons. For example, describe the standards you use to approve or ratify these transactions. See Item 404(b)(1)(ii) of Regulation S-K.

  Please respond to our comments by October 26, 2007, or tell us by that time when you will provide us with a response.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

  When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3419 with any questions.

Sincerely,

Christian N. Windsor
Special Counsel

CC: Cathy Freeman
         Corporate Secretary